Exhibit 12

MERCK & CO., INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

($ in millions except ratio data)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Income Before Taxes	$8,739	$7,334	$1,653	$15,290	$9,931

Add (Subtract):
One-third of rents	133	138	144	79	75
Interest expense, gross	714	749	715	460	251
Interest capitalized, net of amortization	(49)	(2)	3	27	42
Equity (income) loss from affiliates, net of distributions	(350)	(394)	(263)	(511)	(494)

Earnings as defined	$9,187	$7,825	$2,252	$15,345	$9,805

One-third of rents	$133	$138	$144	$79	$75
Interest expense, gross	714	749	715	460	251
Preferred stock dividends	163	138	202	143	145

Fixed Charges	$1,010	$1,025	$1,061	$682	$471

Ratio of Earnings to Fixed Charges	9	8	2	23	21

For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, interest capitalized, net of amortization and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense as reported in the consolidated financial statements and dividends on preferred stock. Interest expense does not include interest related to uncertain tax positions.